Exhibit 99.1

CHINA NEW BORUN CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 29, 2011

Notice is hereby given that China New Borun Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., local time, on December 29, 2011 (the “Annual General Meeting”), at the Company's corporate offices located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China to consider and, if thought fit, to pass, the following resolutions:

1.
As an ordinary resolution, THAT Hengxiu Song be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

2.
As an ordinary resolution, THAT Jinmiao Wang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

3.
As an ordinary resolution, THAT Raymond S. Chadwick be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

4.
As an ordinary resolution, THAT Lucy Guo be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or her earlier death, resignation or removal.

5.
As an ordinary resolution, THAT Binbin Jiang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

6.
As an ordinary resolution, THAT the appointment of the independent auditor BDO China Shu Lun Pan Certified Public Accountants LLP for the fiscal year ending December 31, 2011 be ratified, confirmed, approved and adopted.

7.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only holders of ordinary shares registered in the register of members at the close of business on November 28, 2011, New York time, can vote at the Annual General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of ordinary shares to attend the Annual General Meeting in person. However, holders of ordinary shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of ordinary shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your proxy card and then decide to attend the Annual General Meeting to vote your ordinary shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed proxy card is to be delivered to the attention of Jinmiao Wang, Chairman of the Board, China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China, and arrive no later than the time for holding the Annual General Meeting or any adjournment thereof. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at http://ir.chinanewborun.com.

By Order of the Board of Directors,
/s/ Hengxiu Song Hengxiu Song Director and Chief Operating Officer November 28, 2011